7/23

08003973

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chorus Motors plc

*CURRENT ADDRESS

PROCESSED
JUL 25 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35057 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 7/24/08

CHORUS MOTORS

Chorus Motors plc

2008 Annual Report

AR/S
3-31-08

About Chorus Motors plc

Chorus Motors plc has invented and developed improved AC induction motor/drive systems which provide high starting torque for a wide variety of high value patented and proprietary applications. These high-value uses include:

The WheelTug® integrated aircraft motor/drive system, licensed from Chorus Motors plc, will enable commercial aircraft to move around airports without using their jet engines. WheelTug plc is handling the integration, marketing, licensing and certification issues related to implementing this technology. WheelTug plc is currently a +95% owned subsidiary of Chorus Motors plc.

The Chorus® Starter Generator Technology for turbines is another high value product with a large market. We are in discussions with turbine makers regarding licensing this technology. As a starter-generator, the Chorus Starter Generator™ provides advantages over systems currently in use. Our system is lighter and very efficient.

The Chorus Starter Generator Technology for underground mining is a great high value market with many different product applications.

Other Chorus markets are being examined, but the decisions on which markets to pursue will all be customer driven.

Chorus Motors plc is a majority-owned, publicly-traded subsidiary of Borealis Exploration Limited.

Contents

Chairman's Letter to Members	2
Directors and Officers	7
Directors' Report	8
Auditors' Report	11
Financial Statements and Notes	13

Chorus Motors Chairman's Letter to Members

19 June 2008

Fellow Members:

This year has seen further progress in our development of motor and drive products which can be installed in real world applications, and a consolidation of our focus toward high-end solutions.

Development

This year we have focused our development in four areas: patenting, software, WheelTug, and new markets. We continue to innovate, to advance our technical advantage and to solidify it through filing and prosecuting patents.

As of 31 March, we have 19 issued patents, and another 43 patents pending. Of those 43 applications, 26 were filed last year. Our patenting efforts remain a strong part of our operational efforts.

Our software programming continues apace. We are developing our software so that it should be straightforward to integrate into different systems, and in order to meet the requirements of different applications. For each application, a custom software solution is required, and we are working to ensure that we make this optimization as turnkey as possible. We are doing this by using a software architecture which provides a core ability, but which can be customized for different applications.

Chorus Motors is providing the technical development work for WheelTug plc, which entered an agreement in March 2007 with Delta Air Lines. We have been ramping up to the development work, and re-directing our efforts to focus on the Boeing 737NG, which will be our launch platform. The certification of the product to meet FAA and equivalent requirements is an important consideration, and we are working hand-in-hand with WheelTug's certification team to ensure that this proceeds as smoothly as possible.

Chorus Motors has been considering other applications where the advantages of the Chorus technology can be easily realized, and where industries are more likely to make the shift to a new technology. We have been focusing on three potential areas: automotive, wind power and deep sea oil drilling. Currently the business plans are being developed, and once we have a clear plan, we will be working our way forward in these different fields.

Focus

Our technical focus remains on being customer driven. Chorus® is not developing systems for the entire range of motor applications, nor are we making off-the-shelf systems. Most of these applications are essentially commoditized, and therefore extremely cost-sensitive. While Chorus has certain cost advantages in many markets, we have determined that high value patented proprietary applications are the best place to go to maximize profits and shareholder value.

There are many applications where, similar to WheelTug, the capacities of our motors can "make or break" a system. The weight and size benefits encourage potential customers to approach us. Rather than building for inventory, we are bidding and quoting on high value systems. Chorus systems are high performance systems which are needed for specific applications. We are offering custom patented proprietary systems, where we see patented proprietary profitability for our customers.

As such, we now work with companies in specific fields who require the best drive solution for their demanding application - essentially they need small motors that can do large jobs. Several companies have approached us with Requests for Proposals, and we have been designing custom solutions to meet these requests.

Our staff works on the custom design and the specific software programming for the specific needs of each application, and we have limited bandwidth. Because of this we are focusing on applications with large markets where patented proprietary products can provide patented proprietary profits. For example, this past year we have spent considerable time on starters and starter-generators for turbines, and we are bidding on jobs for this application.

WheelTug plc is a major asset for your company. Chorus holds 6,664,658 shares of WheelTug. Delta holds warrants for WheelTug shares at $27, $36 and $45 per share. As WheelTug development continues, we expect it will continue to add underlying value to Chorus Motors.

Overall, 2008 has been a year of patenting and technical development, and working closely with select end users to design world-beating patented proprietary Chorus® drives that allow our customers to have patented proprietary profits.

Chorus Motors plc

Rodney T. Cox
Chairman and Chief Executive Officer

Isaiah W. Cox
President

The Chorus Technology

The Chorus machine is made up of three components: the motor, the inverter, and the software. It takes all three, designed to work very closely with each other, in order to make an optimized Chorus system.

1: The Chorus motors can be built by different suppliers, often using standard materials. Chorus machines have patented and proprietary custom windings, and are built to our specifications, but for the most part, they are very close to off-the-shelf equipment, and can be made using industry-standard frames. While we have our preferred suppliers, we are able to license the right to build the motors to potential customer's existing suppliers, reducing the risk to the customer, and making the supply chain easier to integrate.

2: The next component is the inverters, which control how the electricity is delivered to the motors. We have a close relationship with Semikron UK, which designs and builds inverters to meet our requirements. They have an excellent design team, and their components are known worldwide for their ruggedness.

3: The last piece of the puzzle is the Chorus patented and proprietary software which drives and controls the Chorus motors.

In each Chorus application, different technologies and geometries are used. Chorus Motors are most beneficial for applications which require high over-load capabilities and/or high intermittent torque. Chorus' systems scale as needed, although our benefits are most clearly seen above 5hp.

Management's Discussion and Analysis

We had revenue of US$869,527 for fiscal 2008 compared to revenue of US$1,553,481 for fiscal 2007. We reported profit of US$242,014 for fiscal 2008 (2007, US$1,199,022). The revenue and profits are from sales of shares in a subsidiary, not sale of product. We paid an administrative fee of US$280,000 and development costs of US$347,513 to Borealis Technical in 2008 compared to an administrative fee of US$64,800 and development costs of US$289,654 to Borealis Technical in fiscal 2007, which currently provides all our administrative services.

The retained earnings carried forward were US$2,003,884 compared to US$1,761,870 in 2007. This left our parent company owing Chorus, as a demand debt, US$13,559,813 compared to US$13,826,378 in fiscal 2007. The Company is also owed US$632,794 by its subsidiary, WheelTug plc, compared to US$123,772 in fiscal 2007.

We ended the year with total net assets of US$14,259,254, including our investment in shares of WheelTug plc carried at a nominal value, while having no debt, accounts payable or other liabilities on our books.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will be unaffected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

CHORUS MOTORS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 68312

Financial Statements

for the year ended 31 March 2008

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	21 Dec 1999	Director, Chairman of the Board and Chief Executive Officer
Isaiah W. Cox	21 Dec 1999	Director, President
Wayne S. Marshall	21 Dec 1999	Director
John Klys	21 Dec 1999	Director
Peter Vanderwicken	06 Sept 2000	Director
Nechama J. Cox	01 Aug 2001	Director and Chief Operating Officer
Stuart Harbron	23 July 2002	Director, resigned 31 March 2008
Giulio Pontecorvo	28 Aug 2003	Director

Secretary

STM Fidecs Management Limited
Montagu Pavilion
8-10 Queensway
Gibraltar

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2008.

Corporate Profile

The Company was incorporated on 18 March 1999 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as CHOMF on the Pink Sheets at www.pinksheets.com. 31 March 2008 CHOMF closed at $5.50 per share, with the yearly high at $6.00 per share, and the low at $2.25 per share.

Activities

The principal activity of the Company is that of researching, developing, building, and marketing the Chorus® Meshcon™ Technology. Chorus Motors plc owns 6,664,658 shares of WheelTug plc. See www.wheeltug.gi.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 13.

Borealis Technical Limited (Technical), the parent company, has conducted basic industrial research on its Chorus® Meshcon patented and proprietary motor technology since 1994, through itself and more recently through Chorus Motors plc. Chorus Motors plc has exclusive world rights to manufacture and market the Chorus Meshcon motor technology for which there are many patents issued and pending. All of the research expenditures until fiscal 2007 were undertaken and funded by Borealis Technical. Since that date, Chorus Motors plc has become a profitable stand-alone company and it is currently principally funded through the sale of shares in the subsidiary.

The Chorus Meshcon technology is a novel electric motor/drive combination that uses electromagnetic harmonics to greatly increase the motor's torque. A Chorus system is smaller, lighter, and is expected to sell for a premium over a conventional motor with the same output. It is ideal for traction applications such as electric cars and trains.

WheelTug plc was incorporated on 9 February 2005, as a subsidiary of Chorus Motors plc, and is the assignee of the WheelTug® programme announced with Boeing Phantom Works on 8 November 2004. The WheelTug technology may well be one of the first of the Chorus technologies brought to market. Over the past year, the decision to formally launch the program for the 737NG came with adding key consultants and risk sharing partners. WheelTug has attracted press coverage in Design News and the Wall Street Journal, among others.

Chorus Motors plc owns 6,664,658 shares of WheelTug plc. During 2008, Chorus Motors sold 44,365 shares of WheelTug for $ 869,527. A current business plan for WheelTug plc is available under NDA.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Chorus motor technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. The Company intends to retain its sublicence rights granted by Technical.

The Company has been in the development stage until fiscal 2007. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2006, the Company lent money raised on its behalf and through the sale of WheelTug plc shares and the sale of product to Technical which is owned by Borealis Exploration Limited, who are also in a development stage. Since that date, Chorus Motors plc is paying its own expenses, though excess funds are being lent to Technical.

The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until the Chorus motor technology is being sold in the marketplace. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which are expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of products, licences, sales of portfolio shares and perhaps by further issues of shares. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated on page 7.
The interests of the directors in the shares of the Company in the year were as follows.

Director	Shares held at 31 March 2008	Shares held at 31 March 2007
Rodney T. Cox	48,165	48,165
Isaiah W. Cox	37,810	37,810
Wayne S. Marshall	29,171	29,171
John Klys	10,000	10,000
Peter Vanderwicken	15,879	15,879
Nechama J. Cox	13,775	13,775
Stuart Harbron	5,610	5,610
Giulio Pontecorvo	4,169	4,169

Share Options

As of 31 March 2008, there were no share options outstanding.

DIRECTORS' REPORT (Continued)

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Act 1930 and the Gibraltar Companies (Accounts) Act 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Investor Information

Extensive information for investors can be found on our Website at www.chorusmotors.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current share prices.

If you have a question about Chorus Motors, please write to us at mailto:pr@chorusmotors.gi.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 19 June 2008

Isaiah W. Cox
Director

Rodney T. Cox
Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF CHORUS MOTORS PUBLIC LIMITED COMPANY

We have audited the financial statements of Chorus Motors plc for the year ended 31 March 2008 set out on pages 13 to 18. These financial statements have been prepared under the Accounting Policies set out on page 15.

This report is made solely to the Company's members as a body, in accordance with the Companies Act 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

AUDITORS' REPORT (Continued)

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 5.

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2008, and of the profit for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Act 1930, the Gibraltar Companies (Accounts) Act 1999, and the Gibraltar Companies (Consolidated Accounts) Act 1999.

Gibraltar
19 June 2008

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2008

	Note	2008 $	2007 $
Revenue	1	869,527	1,553,481
Expenditure			
Development Expense	6	(347,513)	(289,659)
Administrative fees		(280,000)	(64,800)
Retained profit for the year	7	242,014	1,199,022
Retained profit brought forward		1,761,870	562,848
Retained earnings carried forward		$ 2,003,884	$ 1,761,870

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 15 to 18 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2008

	Note	2008 $	2007 $
Investments	2	66,647	67,090
Current Assets			
Debtors	3	14,192,607	13,950,150
Total Current Assets		14,192,607	13,950,150
Total Net Assets		$ 14,259,254	$ 14,017,240
Capital and Reserves			
Called up Share Capital	4,5	66,014	66,014
Share Premium Account	4,5	12,189,356	12,189,356
Profit and Loss account	5	2,003,884	1,761,870
Total Shareholders' Funds		$ 14,259,254	$ 14,017,240

Signed on behalf of the Board of Directors on 19 June 2008

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 15 to 18 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Act 1930 and the Gibraltar (Companies Accounts) Act 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
These financial statements have been prepared under the Accounting Policies set out.

b. Revenue
Revenue in the current year represents profit from the sales of WheelTug plc shares.

c. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

d. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

e. Consolidation
Consolidated accounts are not presented since the accounts of the company and its subsidiaries are consolidated in the accounts of the ultimate parent company.

f. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 10.

g. Cash Flow Statements
The Company meets the size criteria for a small company set by the UK Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

h. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Act.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

2. INTERESTS IN GROUP UNDERTAKING

The Company has the principal ownership interests and invested amounts in its subsidiary:

	Ownership Interest		Investments	
	2008	2007	2008	2007
	$	$	$	$
WheelTug plc	96.12%	96.77%	$ 66,647	$ 67,090

3. DEBTORS

	2008	2007
	$	$
Loan to parent company	13,559,813	13,826,378
Amount due by subsidiary company	632,794	123,772
	$ 14,192,607	$ 13,950,150

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

4. CALLED UP SHARE CAPITAL

	2008 $	2007 $
Authorised share capital		
10,000,000 ordinary shares @ $0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2006	6,573,823	65,728	11,913,033	11,978,761
Shares issued during the year	27,660	286	276,323	276,610
At 31 March 2007	6,601,483	66,014	12,189,356	12,255,371
Shares issued during the year	-	-	-	-
At 31 March 2008	6,601,483	$ 66,014	$ 12,189,356	$ 12,255,371

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2006	65,728	11,913,033	562,848	12,541,609
Shares issued during the year	286	276,323	-	276,609
Profit for the year	-	-	1,199,022	1,199,022
At 31 March 2007	66,014	12,189,356	1,761,870	14,017,240
Shares issued during the year	-	-	-	-
Profit for the year	-	-	242,014	242,014
At 31 March 2008	$ 66,014	$ 12,189,356	$ 2,003,884	$ 14,259,254

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2008 (Continued)

6. DEVELOPMENT EXPENSE

During the year ended 31 March 2008, the Company was charged by the Holding Company $347,513 (2007, $289,659) for development expenses.

7. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2008, the Company was charged $ 280,000 (2007 - $64,800) in fees for administrative services provided by the ultimate Parent Company.

8. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar

2008

Chorus Motors plc

NOTICE OF ANNUAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN, that the Annual General Meeting of Members of Chorus Motors plc will be held on 24th day of June 2008, at the hour of 17:30 (Gibraltar time), at the offices of STM Fidecs Management Limited, 8-10 Queensway, Montagu Pavilion, Gibraltar, and on the Internet at www.chorusmotors.gi, for the purposes described in this Notice. Members are cordially invited to attend this meeting.

1. To elect 2 Directors, each for a 3-year term.
2. To appoint auditors for the year ending 31 March 2009.
3. To table the financial statements for the year ended 31 March 2008.
4. To approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of Members of the Company
5. To transact further and other business as may properly come before the meeting.

Dated this 2nd day of June 2008.

By Order of the Board of
Chorus Motors plc

Rodney T. Cox, Ph.D.
Chairman of the Board

Isaiah W. Cox, A.B.
Director

Members who are unable to attend the meeting in person are requested to date, sign, and return the enclosed form of proxy in the envelope provided for that purpose, or to fax it to +44.207.504.3593, or in the States to +1.503.296.2163 or any Chorus Motors plc office. The proxy will be available for voting on-line at the Chorus Motors plc website, www.chorusmotors.gi from 11 June 2008. The proxy will also be accepted if sent in electronic form to proxy@chorusmotors.gi. Even if you plan on attending the meeting electronically, we would appreciate your proxy before the meeting and you will still be allowed to vote in person at the meeting. There is always a possibility that the phone lines or the Internet will be down at the time of the meeting and sending in the proxy ensures your vote will be counted. Please note: the audited financial statements and information circular will be available at: www.chorusmotors.gi/investor/corpinfo.shtml.

Chorus Motors plc

2008 PROXY

SOLICITED BY MANAGEMENT

I/We ______________________________ being a member of the above Company with shares HEREBY APPOINT Rodney T. Cox, Isaiah W. Cox, Wayne S. Marshall and STM Fidecs Management Limited, each with full power to act without the others and each with full power of substitution, or in lieu of the foregoing ______________________________ to be my/our proxy to vote for me/us at the meeting of members to be held in Gibraltar, and on the Internet at www.chorusmotors.gi on the 24th day of June 2008, at the hour of 17:30 hours (Gibraltar Time), or at any adjournment thereof.

(a)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the election of Rodney T. Cox, Director, for a three year term.
(b)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the election of Peter Vanderwicken, Director, for a three year term.
(c)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	the appointment of Moore Stephens, Chartered Accountants, Gibraltar, for Auditors of the Company for the year ending 31 March 2009.
(d)	VOTED FOR ( ) AGAINST ( ) WITHHELD FROM VOTING ( )	to approve and ratify all acts and resolutions of the Board of Directors since the last annual meeting of the members of the Company.

Signed this ______ day of ______________ 2008

____

Signature of Member (name to be written as it appears to the left, or on your share certificate, or Signature of Member and Intermediary's Name in which the shares are held)

Number of shares owned:

For voting on-line, you will need: **Username:** **Password:**

Shareholders are requested to confirm or provide the following information:

Citizenship: ______________________________
Occupation: ______________________________
Phone #: ______________________________
Email: ______________________________

NOTE:

(1) EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by inserting the name of the person to be appointed in the space provided after "in lieu of the foregoing," or by completing another proper form of Proxy. Each Member can vote their Proxy and attend the Meeting and vote in person, or vote electronically. The Record Date for the meeting is 30 APRIL 2008.

(2) If this form of Proxy is to be utilized, it must be dated and signed by the member, or by an Attorney duly authorized in writing, or, if the member is a Corporation, under its Corporate Seal or under the hand of an Officer or Attorney thereof duly authorized. This Proxy is acceptable if sent by electronic form to proxy@chorusmotors.gi, and also can be voted at the Chorus Motors plc Web Site www.chorusmotors.gi from 11 June 2008. Faxed copies are also acceptable if sent to +44.207.504.3593, or in the States to +1.503.296.2163, or any of the Chorus Motors plc corporate offices.

(3) Unless otherwise specified, the shares represented by this Proxy instrument will be voted. If the choice is specified with respect to the matter to be dealt with at the meeting referred to above, such shares will be voted in accordance with the specifications made IF NO CHOICE IS SPECIFIED, it is presently intended to vote such shares for the approval of all matters set out in the Notice; including the election of directors and the appointment of auditors, and THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO DO SO. This Proxy also confers authority for the above named to vote in his/their discretion with respect to amendments or variations to the matters identified in the Notice of Annual Meeting accompanying this Proxy instrument or matters which may properly come before the meeting.

Chorus Motors plc

GIBRALTAR COMPANY NUMBER 68312
INFORMATION CIRCULAR
Fiscal Year 2008

1. SOLICITATION OF PROXIES:

This information circular is furnished in connection with the solicitation of proxies by the Management of Chorus Motors plc ("Company") for use at its Annual Meeting of Members to be held 24 June 2008 in Gibraltar and via the Internet at www.chorusmotors.gi, with the Record Date of the meeting being 30 April 2008, for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be by mail, e-mail, fax, Internet web site, telephone or in person by Officers and Directors of the Company. The cost of solicitation will be borne by the Company. The information contained herein is given as of 31 March 2007, unless otherwise indicated. All dollar figures set forth are expressed in United States Dollars. All accounting is done in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP).

2. QUORUMS AND VOTING:

The authorised share capital of the Company is $100,000, consisting solely of one class of common shares divided into 10,000,000 shares with par value of $0.01 per share, of which 6,601,483 shares were outstanding at the close of business 31 March 2008.

Each holder of record of a common share as of the Record Date for the meeting is entitled to attend the meeting and to cast one vote for each share. Proxies are being accepted by hand delivery, mail, e-mail, fax, and the Company's Internet website at www.chorusmotors.gi. Any resolution to be voted upon at the meeting must be approved by a majority of the votes cast, unless the Company's Articles of Association stipulate a number or proportion of the votes cast in excess of a majority. The meeting will proceed as long as there is a quorum at the meeting place including the voted proxies.

3. REVOCATION OF PROXIES:

Each shareholder has the power to revoke a proxy at any time as long as it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy pursuant to this solicitation who wishes to revoke the proxy instrument may do so in writing. This revocation must be executed by the member, or by his attorney authorised in writing, or, if the member is a Corporation, under its Corporate seal or by an officer or attorney thereof duly authorised, and received by mailed, or deposited, at any office of the Company, via e-mail to proxy@chorusmotors.gi, or by fax to +44.207.504.3593 at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such meeting on the day of the meeting, or adjournment thereof.

4. PRINCIPAL HOLDERS OF VOTING SHARES:

To the knowledge of the Directors and Officers of the Company there is no person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the votes attached to shares of the Company as of 31 March 2008 except:

Borealis Technical Limited (which is a 98% owned subsidiary of Borealis Exploration Limited) owns 5,201,934 shares, which is 78.80% of the outstanding shares.

5. ELECTION OF DIRECTORS:

Present Directors	Remaining Term
Rodney T. Cox, Ph.D.	Up for election
Peter Vanderwicken, A.B.	Up for election
Isaiah W. Cox, A.B.	1 year
Nechama J. Cox, Ph.D	1 year
Giulio Pontecorvo, Ph.D.	1 year
John Klys	2 years
Wayne S. Marshall, Ph.D.	2 years

The proxy will be voted for the following proposed nominees (or for a substitute nominee in the event of contingencies not known at present) who will serve for a period of 3 years, or their successors if they are elected or appointed in accordance with the Articles of Association of the Company. Respective reported share totals are as at 31 March 2008.

RODNEY T. COX became Chief Executive Officer on 18 March 1999. Dr. Cox became a Director and Chairman of the Board of the Company on 21 December 1999. He is a member of the Executive. Audit and Compensation Committees. He was a Partner in The Parmenides Group until February 2000. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Cool Chips plc. Photon Power plc. Power Chips plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credits Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. Dr. Cox is a Member of the Council of the Hart Cox Foundation Limited and the Jeremiah Toyam Cox Foundation Limited, among other foundations based in Gibraltar. Rodney T. Cox beneficially owns directly or indirectly 48,165 shares of Chorus Motors plc.

PETER VANDERWICKEN became a Director of the Company on 6 September 2000. Mr. Vanderwicken is a private investor who retired in 2004 as president of Plumstead Group, Inc., a publishing and consulting firm. He is currently also a Director of Borealis Exploration Limited. Avto Metals plc. Cool Chips plc. Power Chips plc. Photon Power plc. Faraway plc. and Chairman of Roche Bay plc. Peter Vanderwicken beneficially owns directly or indirectly 15.879 shares of Chorus Motors plc.

THE PRESENT POSITION AND OFFICE WITH THE COMPANY IF APPLICABLE, AND THE PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE INCUMBENT DIRECTORS AND OFFICERS ARE AS FOLLOWS. UNLESS OTHERWISE STATED, SUCH OCCUPATION OR EMPLOYMENT HAS CONTINUED FOR MORE THAN THE LAST FIVE YEARS.

ISAIAH W. COX became a Director of the Company on 21 December 1999. Mr. Cox is President. and a member of the Executive Committee and the Compensation Committee of the Company. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Cool Chips plc. Photon Power plc. Power Chips plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credit Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. Mr. Cox is a Member of the Council of the Jeremiah Toyam Cox Foundation Limited and the Hart Cox Foundation Limited, among other foundations based in Gibraltar. Isaiah W. Cox beneficially owns directly or indirectly 37,810 shares of Chorus Motors plc.

NECHAMA J. COX became a Director of the Company on 1 August 2001. Dr. Cox is the Chief Operating Officer of Chorus Motors plc. Since July 2002, she has directed the Chorus Motors plc research and product development effort. In 1999, she founded the Mishkan School as well as being a Founding Governor of the Noam Primary School. She is currently also a Director of Borealis Exploration Limited, Chorus Motors plc, Cool Chips plc. Photon Power plc and Power Chips plc She is a Member of the Council of a number of foundations based in Gibraltar. Nechama J. Cox beneficially owns directly or indirectly 13,775 shares of Chorus Motors plc.

GIULIO PONTECORVO became a Director of the Company on 28 August 2003. He is a Professor Emeritus at the Columbia University Graduate School of Business. and has served on numerous National Academy of Science committees. Professor Pontecorvo has advised the United Nations, the World Bank and other multilateral organizations on a variety of economic and environmental issues. and has published widely on many economic, financial and environmental topics. Dr. Pontecorvo is currently also a Director of Borealis Exploration Limited, Cool Chips plc. and Power Chips plc. Giulio Pontecorvo beneficially owns directly or indirectly 4,169 shares of Chorus Motors plc.

JOHN KLYS became a director 21 December 1999. Mr. Klys is a business consultant. John Klys beneficially owns directly or indirectly 10,000 shares of Chorus Motors plc.

WAYNE S. MARSHALL became a Director of the Company on 21 December 1999. Dr. Marshall is Professor Emeritus of Business Administration. Long Island University. Dr. Marshall is Chairman of the Executive and Compensation Committees. and a member of the Audit Committee of the Company. He is currently also a Director of Borealis Exploration Limited. Borealis Technical Limited. Avto Metals plc. Cool Chips plc. Photon Power plc. Power Chips plc. Roche Bay Holdings Limited. Roche Bay Holdings (Barbados) Limited. Credits Holdings Limited. Borealis Roche Bay Limited. WheelTug plc. Cool Chips Military Sales plc. and Faraway plc. Dr. Marshall is a Member of the Council of the VSBM Foundation Limited. among other foundations based in Gibraltar. Wayne S. Marshall beneficially owns directly or indirectly 29,171 shares of Chorus Motors plc.

STM Fidecs Management Limited (formerly known as Fidecs Management Limited) became Corporate Secretary of the Company on 21 May 2001.

6. **APPOINTMENT OF AUDITORS:**

Unless otherwise specified therein, it is presently intended to vote the proxy to appoint Moore Stephens, Chartered Accountants, Gibraltar, as auditors of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Directors to fix their remuneration.

7. **INSURANCE:**

The Company has liability insurance for its various offices and facilities worldwide. The Company indemnifies all of its Officers and Directors against any legal actions or threatened legal actions that are in any way related to their relationship to the Company. The indemnification includes paying all legal bills and all costs of any kind relating to any such claims.

8. **INTEREST OF LARGE SHAREHOLDERS IN MATERIAL TRANSACTIONS WITH THE COMPANY:**

Borealis Technical Limited collects a nominal annual retainer fee for managing the business of Chorus Motors plc. All funds raised prior to Fiscal year 2007 by the sale of Chorus Motors plc shares went to Borealis Technical Limited, where they became an account payable to Chorus Motors plc. Borealis Technical Limited, in return, paid all of the expenses of Chorus Motors plc, and its subsidiary company, WheelTug plc. This meant that Chorus Motors plc and WheelTug plc had its bills paid and the funds used to pay these bills were still owed by its parent company to Chorus Motors plc. From the beginning of Fiscal Year 2007, Chorus Motors plc, together with its subsidiary company, WheelTug plc, has been a stand alone profit centre.

9. **GENERAL:**

The Management knows of no matter to come before the Annual Meeting other than the matters referred to in the Notice of the Meeting. If any matters that are not now known to the Management should properly come before the meeting, the accompanying proxy instrument will be voted on such matters in accordance with the best judgment of the person or persons voting it.

The contents and sending of this information have been approved by the Directors of the Company.

Dated 23 June 2008

Chorus Motors plc

Rodney T. Cox, Ph.D.
CEO/Chairman of the Board

Isaiah W. Cox, A.B.
President/COO

END